Exhibit 28(h)(1)

ADMINISTRATIVE SERVICE AGREEMENT

AGREEMENT made as of May 1, 2012, by and between Securian Funds Trust, a Delaware statutory trust, having its principal office and place of business at 400 North Robert Street, St. Paul, Minnesota, 55101, (the “Trust”), and Minnesota Life Insurance Company, (“Minnesota Life”), a Minnesota corporation having its principal office and place of business at 400 North Robert Street, St. Paul, Minnesota, 55101.

WHEREAS, the Trust has entered into contracts with State Street Bank and Trust Company (“State Street”) to provide certain investment accounting and administrative services to the Trust; and

WHEREAS, the Trust has reserved certain accounting, auditing, legal and other administrative tasks and responsibilities (“Administrative Services”) to be performed by Minnesota Life rather than State Street; and

WHEREAS, the Trust desires to engage Minnesota Life to provide the Administrative Services to the Trust, and Minnesota Life desires to provide such Administrative Services;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

Article 1 Terms of Appointment; Duties of Minnesota Life

1.01 Subject to the terms and conditions set forth in this Agreement, the Trust hereby employs and appoints Minnesota Life, and Minnesota Life hereby agrees to provide certain accounting, auditing, legal and other administrative services to the Trust.

1.02 Minnesota Life agrees that it will perform such services as are required by the Trust and are not provided by State Street, including, without limitation, the following:

(a) register or qualify, and maintain the registrations or qualifications, of the Trust and its Shares (and any Class thereof) under state or other securities laws;

(b) provide oversight for each Fund of the Trust of the calculation of its net asset value per Share (and any Class thereof) by State Street at such times and in such manner as specified in the Trust’s current prospectus and statement of additional information and at such other times as the parties hereto may from time to time agree upon;

(c) provide oversight with regard to the determination by State Street of the amount of the Trust’s net investment income and net realized gains for each Fund, and the calculation of the amount of net investment income and net realized gains, if any, to be distributed per Share (and any Class thereof) and the calculation of the number of additional Shares to be received in such distribution by each Fund Shareholder;

(d) in connection with each Fund’s qualification for federal income tax purposes as a partnership, provide oversight with regard to the determination by State Street of the amount of net investment income and net realized gains to be allocated for tax purposes to each Fund’s partners;

(e) provide oversight regarding State Street’s preparation and maintenance of all accounting records required by the Trust, including a general ledger;

(f) prepare the Trust’s annual and semi-annual financial statements;

(g) provide oversight regarding State Street’s preparation of each Fund’s partnership income tax return;

(h) file each Fund’s annual partnership income tax return after its preparation by State Street and transmit all necessary tax information to each Fund’s partners;

(i) provide audit assistance in conjunction with the Trust’s independent auditors;

(j) provide such legal services as the parties hereto may from time to time agree upon, including without limitation preparation and filing with the Securities and Exchange Commission of the annual or more frequent post-effective amendments to the Trust’s registration statement and the Trust’s proxy materials; and

(k) provide such other Administrative Services as the parties hereto may from time to time agree upon.

Procedures applicable to certain of these services may be established from time to time by agreement between the Trust and Minnesota Life.

Article 2 Compensation for Services

2.01 In payment for the Administrative Services to be performed by Minnesota Life hereunder, the Trust shall pay to Minnesota Life a fee in accordance with Schedule A hereto.

2.02 In addition to the fee paid under Section 2.01 above, the Trust will reimburse Minnesota Life for out-of-pocket expenses or advances incurred by Minnesota Life in connection with Minnesota Life’s performance of services hereunder.

Article 3 Representations and Warranties of Minnesota Life

Minnesota Life represents and warrants to the Trust that:

3.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Minnesota.

3.02 It is duly qualified to carry on its business in the State of Minnesota.

3.03 It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

Article 4 Representations and Warranties of the Trust

The Trust represents and warrants to Minnesota Life that:

4.01 It is a statutory trust duly organized and existing and in good standing under the laws of Delaware.

4.02 It is empowered under applicable laws and by its Agreement and Declaration of Trust and its Bylaws to enter into and perform this Agreement.

4.03 All Trust proceedings required by said Agreement and Declaration of Trust and Bylaws have been taken to authorize it to enter into and perform this Agreement.

4.04 It is an open-end management investment company registered under the Investment Company Act of 1940. The Trust is a series company, consisting of several separate Funds, each with its own investment objectives, and each of which offers one or more classes of shares.

4.05 A registration statement under the Securities Act of 1933 is currently effective and will remain effective, and appropriate state securities law filings have been made and will continue to be made, with respect to all Shares of the Trust being offered for sale.

Article 5 Indemnification

5.01 Minnesota Life shall not be responsible for, and the Trust shall indemnify and hold Minnesota Life harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to:

(a) All actions of Minnesota Life or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith without negligence or willful misconduct.

(b) The Trust’s refusal or failure to comply with the terms of this Agreement, or which arise out of the Trust’s lack of good faith, negligence or willful misconduct or which arise out of the breach of any representation or warranty of the Trust hereunder.

(c) The reliance on or use by Minnesota Life or its agents or subcontractors of information, records and documents which (i) are received by Minnesota Life or its agents or subcontractors and furnished to it by or on behalf of the Trust, and (ii) have been prepared and/or maintained by the Trust or any other person or firm on behalf of the Trust.

(d) The reliance on, or the carrying out by Minnesota Life or its agents or subcontractors of any instructions or requests of the Trust.

5.02 Minnesota Life shall indemnify and hold the Trust harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to any action or failure or omission to act by Minnesota Life as a result of Minnesota Life’s lack of good faith, negligence or willful misconduct.

5.03 At any time Minnesota Life may apply to any officer of the Trust for instructions, and may consult with legal counsel with respect to any matter arising in connection with the services to be performed by Minnesota Life under this Agreement, and Minnesota Life and its agents or subcontractors shall not be liable and shall be indemnified by the Trust for any action taken or omitted by it in reliance upon such instructions or in good faith reliance upon the opinion of such counsel. Minnesota Life, its agents and subcontractors shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Trust, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided Minnesota Life or its agents or subcontractors by machine readable input, telex, CRT data entry or other similar means authorized by the Trust, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Trust. Minnesota Life, its agents and subcontractors shall also be protected and indemnified in recognizing stock certificates which are reasonably believed to bear the proper manual or facsimile signatures of the officers of the Trust, and the proper countersignature of any current or former transfer agent or registrar, or of a co-transfer agent or co-registrar.

5.04 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

5.05 Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement or for any act or failure to act hereunder.

5.06 In order that the indemnification provisions contained in this Article 5 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.

Article 6 Covenants of the Trust and Minnesota Life

6.01 Minnesota Life shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and the Rules thereunder, Minnesota Life agrees that all such records prepared or maintained by Minnesota Life relating to the services to be performed by Minnesota Life hereunder are the property of the Trust and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Trust on and in accordance with its request.

6.02 Minnesota Life and the Trust agree that all books, records, information and data pertaining to the business of the other party which are exchanges or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

6.03 In the case of any requests or demands for the inspection of the Shareholder records of the Trust, Minnesota Life will endeavor to notify the Trust and to secure instructions from an authorized officer of the Trust as to such inspection. Minnesota Life reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person.

Article 7 Effective Date, Duration and Termination of Agreement

7.01 The effective date of this Agreement shall be the date above. Unless sooner terminated as hereinafter provided, this Agreement shall continue in effect for one year from the date set forth above and from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the Board of Trustees of the Trust, including the specific approval of a majority of the trustees who are not interested persons of the Trust, cast in person at a meeting called for the purpose of voting on such approval.

7.02 This Agreement may be terminated at any time without the payment of any penalty by the vote of the Board of Trustees of the Trust, or by Minnesota Life, upon 60 days’ written notice to the other party.

Article 8 Assignment

8.01 This Agreement shall automatically terminate in the event of its assignment as such term is defined by the Investment Company Act of 1940, as amended.

Article 9 Amendment

9.01 This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by a resolution of the Board of Trustees of the Trust, including a majority of the trustees who are not interested persons of the Trust, cast in person at a meeting called for the purpose of voting on such approval.

Article 10 Minnesota Law to Apply

10.01 This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of Minnesota.

Article 11 Merger of Agreement

11.01 This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

Article 12 Notices

12.01 Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

SECURIAN FUNDS TRUST

By:	/s/ David M. Kuplic
David M. Kuplic, President

MINNESOTA LIFE INSURANCE COMPANY

By:	/s/ Robert L. Senkler
Robert L. Senkler, CEO

SECURIAN FUNDS TRUST

SCHEDULE A

(As effective May 1, 2012)

Minnesota Life shall receive, as compensation for its services pursuant to this Agreement, a monthly fee determined in accordance with the following table:

Monthly Administrative

Services Fee

Advantus Bond Fund	$4,610
Advantus Money Market Fund	$2,981
Advantus Mortgage Securities Fund	$5,205
Advantus Index 500 Fund	$2,590
Advantus International Bond Fund	$4,878
Advantus Index 400 Mid-Cap Fund	$3,418
Advantus Real Estate Securities Fund	$3,418

Said monthly fees shall be paid to Minnesota Life not later than five days following the end of each calendar quarter in which said services were rendered.